Filed by Banco Santander (Brasil) S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about our expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.

(Free Translation)

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF nº 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF THE GENERAL SHAREHOLDERS’ MEETING  OF JUNE 9, 2014

DATE, TIME AND PLACE: June 9, 2014, at 10:00 AM, in the head office of Banco Santander (Brasil) S.A. (the “Company” or “Santander”), located at Avenida Presidente Juscelino Kubitschek, No. 2.235, Vila Olímpia, São Paulo – SP.

ATTENDANCE: Shareholders representing (i) 90.28% (ninety point twenty-eight per cent) of the Company’s voting capital stock, and (ii) 62.35% (sixty-two point thirty-five per cent) of the Outstanding Shares in the free float, as defined in Section 2.1 of the Level 2 Listing Regulation of Corporate Governance from BM&FBovespa ("BM&FBOVESPA" and "Level 2 Listing Regulation", respectively), according to the signatures in the Shareholders’ Attendance Book.

TABLE: President: Mr. Marco Antônio Martins Araujo Filho; and Secretary: Mr. Mauro Eduardo Guizeline.

CALL NOTICE: The Call Notice was published in the Official Gazette of the State of São Paulo – DOESP, on May 8, 9 and 10, 2014 and in the Valor Econômico, on May 8, 9, 10, 11 and 12, 2014.

AGENDA: Shareholders to decide on:

(a)        the exit of the Company from the special listing segment of BM&FBOVESPA,  denominated Level 2 of Corporate Governance (“Level 2” and “Exit from Level 2”, respectively), pursuant to Section XI of Level 2 Listing Regulation and Title X of the Company’s Bylaws. The exit from Level 2 will result from the voluntary exchange offer (“Exchange Offer”) of shares certificates (“Units”), common or preferred shares issued by the Company for Brazilian Depositary Receipts (“BRDs”) or American Depositary Shares (“ADSs”) representing Banco Santander, S.A. (“Santander Spain”) ordinary shares. If the exit from Level 2 is approved and after the Exchange Offer, the Company will be listed on the traditional listing segment of BM&FBOVESPA; and

(b)       the selection of the specialized firm to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2, in compliance with the provisions of Sections X and XI of the Level 2 Listing Regulation, Title X of the Company’s Bylaws and Instruction CVM No. 361, dated March 5, 2002, as amended, among those appraisers presented by the Company’s Board of Directors at the meeting held on May 7, 2014, namely: (i)  Bank of America Merrill Lynch Banco Múltiplo S.A., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3400, 16th floor; (ii)  N M Rothschild & Sons (Brasil) Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2055, 18th floor; and (iii)  KPMG Corporate Finance Ltda., with headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33, indicated on a list of three specialized third-party firms recommended by the Special Independent Committee, elected for purposes of the Exchange Offer; and (iv)  alternatively, Goldman Sachs do Brasil Banco Múltiplo S.A, whose laudo  was prepared upon Santander Spain’s request, delivered to the Company’s Board of Directors and made available to the shareholders on the date of the publication of the Call Notice date, to be used for purposes of the Exchange Offer, in case the shareholders select this forth firm.

READING OF DOCUMENTS, VOTE COUNTING, AND TRANSCRIPTION OF THE MINUTES: (1) the reading of documents related to the Agenda of this General Shareholders’ Meeting was waived, since the shareholders are fully aware of the aforementioned documents content; (2)  the voting statements, protests and dissidences presented shall be numbered, received and authenticated by the Table and shall be filed in the Company’s headquarters, pursuant to the article 130, paragraph 1st, of Law No. 6.404, dated December 15, 1976, as amended (“Law 6.404/76”); (3) only the shareholders representing the Company’s Outstanding Shares in the free float (as defined in Level 2 Listing Regulation and in the Article 40 of the Company’s Bylaws) shall have voting right with respect to the matters of item (b) of the Agenda, and (4)  authorized the transcription of these minutes in summary form and publication thereof without the shareholders’ signatures, pursuant to paragraphs 1st and 2nd, of article 130, of Law 6.404/76.

DECISIONS:

(a) After discussing item (a) of the Agenda and provided all the clarifications required, the shareholders representing more than 75% (seventy-five per cent) of the voting capital stock approved the exit from the Level 2, provided that the effectiveness of this decision is conditioned upon the consummation of the Exchange Offer; and

(b) Having discussed item (b) of the Agenda and having provided all the clarifications requested,  69.11% (sixty-nine point eleven per cent) of the shareholders of Santander Brasil holders of the Outstanding Shares in the free float present at the General Shareholders’ Meeting approved the selection of N M Rothschild & Sons (Brasil) Ltda.  to prepare a laudo, which shall be used for purposes of the Exchange Offer and the consequent exit of Level 2.

CLOSING: Concluded the Agenda and nothing else to be discussed, the meeting was ended, these minutes were transcribed, approved, which shall be signed by the shareholders in attendance indicated below: Marco Antônio Martins de Araújo Filho – President of the Table; Mauro Eduardo Guizeline – Secretary; GRUPO EMPRESARIAL SANTANDER, S.L., STERREBEECK, B.V., represented by Beatriz Arruda Outeiro, Beatriz Arruda Outeiro; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; BRITISH COAL STAFF SUPERANNUATION SCHEME; BRITISH COAL STAFF SUPERANNUATION SCHEME; EUROPACIFIC GROWTH FUND; FRANKLIN TEMPLETON INVESTMENT FUNDS; GENESIS EMERGING MARKETS FUND LIMITED; MINEWORKERS`PENSION SCHEME; NEW WORLD FUND INC.; NORGES BANK; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; STATE OF WYOMING; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, represented by JP MORGAN Daniel Alves Ferreira; IMPERIAL EMERGING ECONOMIES POOL; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM;CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM; ASCENSION HEALTH MASTER  PENSION TRUST; STATE OF OREGON; STATE OF OREGON;  BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; GENESIS EMERGING MARKETS BUSINESS TRUST; IBM 401(K) PLUS PLAN; FRONTIERS EMERGING MARKETS EQUITY POOL; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION;STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS;

(This sheet of signatures is an integral part of the Minutes of the Extraordinary Shareholders Meeting held on June 9, 2014)

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STICHTING PHILIPS PENSIOENFONDS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHER RETIREMENT SYSTEM OF TEXAS; THE GENESIS EMERGING MARKETS INVESTMENT COMPANY (SICAV); THE MONETARY AUTHORITY OF SINGAPORE; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST; BELL ATLANTIC MASTER TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FLORIDA RETIREMENT SYSTEM TRUST FUND; THE GENESIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; GENESIS EMERGING MARKETS L.P.; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; GMAM GROUP PENSION TRUST II; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; WASHINGTON STATE INVESTMENT BOARD; NEW ZEALAND SUPERANNUATION FUND; WHEELS COMMON INVESTMENT FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; GMO FUNDS PLC; MICROSOFT GLOBAL FINANCE; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS NAV CANADA PENSION PLAN; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; THE CALIFORNIA ENDOWMENT;ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP  TRUST; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE STATE TEACHERS  RETIREMENT SYSTEM OF OHIO; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND;AT&TUNION WELFARE BENEFIT TRUST;ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ISHARES MSCI BRAZIL CAPPED ETF; MERCER NON-US CORE EQUITY FUND; SPDR S&P EMERGING MARKETS ETF; EMERGING MARKETS INDEX NON-LENDABLE FUND; THE GMO EMERGING MARKETS FUND; GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; EMERGING MKTS EQTY MGRS: PORTFOLIO 1 OFFSHORE MASTER L.P.; MERCER INTERNATIONAL EQUITY FUND; CANADA

(This sheet of signatures is an integral part of the Minutes of the Extraordinary Shareholders Meeting held on June 9, 2014)

PENSION PLAN INVESTMENT BOARD; FUTURE FUND BOARD OF GUARDIANS; WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NORTHERN TRUST INVESTMENT FUNDS PLC; ISHARES MSCI BRIC INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MINISTRY OF STRATEGY AND FINANCE; MINISTRY OF STRATEGY AND FINANCE; MINISTRY OF STRATEGY AND FINANCE; ADVANCED SERIES TRUST-AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO; PICTET - EMERGING MARKETS; PICTET - EMERGING MARKETS INDEX; PICTET GLOBAL SELECTION FUND - GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PICTET GLOBAL SELECTION FUND - GLOBAL GROWING MARKET FUND; BELLSOUTH CORPORATION RFA VEBA TRUST; PPL SERVICES CORPORATION MASTER TRUST; PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; WISDOMTREE GLOBAL EQUITY INCOME FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCED EMERGING MARKETS EQUITY FUND; SCHWAB EMERGING MARKETS EQUITY ETF; ISHARES MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK  MOTHER FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; THE BANK OF KOREA; EMERGING MARKETS INDEX NON-LENDABLE FUND B; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF ING BRAZIL FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; FRANKLIN TEMPLETON INTERNATIONAL TRUST - FRANKLIN WORLD PERSPECTIVES FUND; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; DB X -TRACKERS MSCI BRAZIL HEDGED EQUITY FUND; ING EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; FIRST TRUST BRAZIL ALPHADEX FUND;

FIRST TRUST LATIN AMERICA ALPHADEX FUND; VANGUARD EMERGING MARKETS SELECT STOCK FUND; IPM EQUITY UMBRELLA FUND - IPM

(This sheet of signatures is an integral part of the Minutes of the Extraordinary Shareholders Meeting held on June 9, 2014)

RAFI®;EMERGING MARKETS FUND; WISDOMTREE COMMODITY COUNTRY EQUITY FUND; ISHARES MSCI ACWI EX US INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST:  SPARTAN GLOBAL EX U.S. INDEX FUND; ING (L) INVEST EMERGING MARKETS HIGH DIVIDEND; ING EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD FUNDS PUBLIC LIMITED COMPANY; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; COMMON WEALTH SUPERANNUATIONCORPORATION; PICTET- MERGING MARKETS SUSTAINABLE EQUITIES; PICTET-EMERGING MARKETS HIGH DIVIDEND; ADVANCED SERIES TRUST-AST QMA EMERGING MARKETS EQUITY PORTFOLIO; WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO; NZAM EM8 EQUITY PASSIVE FUND; ADVANCED SERIES TRUST-AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST; ENSIGN PEAK ADVISORS, INC.; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, represented by CITIBANK, Daniel Alves Ferreira; JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, represented by Banco Santander (Brasil) S.A. Ricardo Viveiros de Souza e Marcelo Vieira Francisco; ANA MARIA IMBIRIBA CORRÊA; MAURO EDUARDO GUIZELINE; MARCO ANTÔNIO MARTINS DE ARAÚJO FILHO; WALACE PEREIRA DE SOUSA; LUCIANA DELL OME DE SOUSA; REGINALDO ANTONIO RIBEIRO; CARLOS ALBERTO LOPEZ GALAN.

These minutes are a true copy of the original transcription in the Book of Minutes of the Company’s General Shareholders’ Meetings.

São Paulo, June 9, 2014.

Marco Antônio Martins Araújo Filho                             Mauro Eduardo Guizeline

President                                                     Secretary

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